Exhibit 2.1

AGREEMENT AND NOTICE

THIS AGREEMENT AND NOTICE (the “Agreement”) is made and entered into as of October 11, 2006, between and among Actuate Corporation, a Delaware corporation (the “Purchaser”), performancesoft inc., a corporation formed under the laws of the Province of Ontario (the “Company”), and Michael Tipping as shareholder representative (the “Shareholder Representative”) on behalf of the shareholders of the Company (the “Shareholders”).

RECITALS

A.    By Share Purchase Agreement between the Purchaser, the Company, the Shareholder Representative and the Shareholders, dated January 5, 2006, the Purchaser purchased all of the issued and outstanding shares of the Company (the “Purchase Agreement”).

B.    The Purchase Agreement provides for an additional earn-out payment based on the Adjusted Gross Revenue of the Company. The parties wish to amend the definition of “Adjusted Gross Revenue”.

C.    Section 5.22 of the Purchase Agreement provides for an Audit of the Company’s 2005 year end financial statements to determine any Gross Revenue Deficit.

D.    Sections 7.5 and 10.2 of the Purchase Agreement authorize the Shareholder Representative to enter into this agreement on behalf of the Shareholders.

Capitalized terms not defined herein shall have the meanings ascribed to them in the Purchase Agreement.

AGREEMENT

In consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

1.	Adjusted Gross Revenue

The definition of “Adjusted Gross Revenue” in Section 11.1 of the Purchase Agreement is amended, so that the definition is as follows:

“Adjusted Gross Revenue” shall mean the consolidated revenue recorded by the Company in accordance with U.S. GAAP and Purchaser’s revenue recognition and other accounting policies consistent with Purchaser’s past practice and as set forth on Schedule 11.1 (ii) hereto for the applicable period, as reflected in the audited consolidated financial statements of Purchaser, modified as follows:

(i)	in the case of the Company’s 2006 fiscal year ended December 31, 2006, the amount of $1,624,972 shall be added to the revenues of the Company; and

(ii)	all sales of Company products whether sold directly by the Company, or indirectly by the Purchaser or an Affiliate of the Purchaser shall, if recognizable in accordance with U.S. GAAP and Purchaser’s revenue recognition and other accounting policies consistent with Purchaser’s past practice and as set forth on Schedule 11.1 (ii) hereto for the applicable period, be included in the revenues of the Company.

2.	Adjusted Operating Margin Calculation

Schedule 11.1(iv) of the Purchase Agreement is amended so that the Schedule is as follows:

Equals the quotient of (A) Adjusted Gross Revenue minus total Company operating costs and expenses divided by (B) Adjusted Gross Revenue. Company operating costs and expenses for the purposes of this calculation shall be determined as follows:

(i)	operating costs and expenses shall not include interest or income taxes;

(ii)	Research and Development Credits (as referred to below) shall be applied to reduce the product development expenses of the Company; and

(iii)	other than costs directly associated with the sale of the Company products by Purchaser’s employees, e.g., sales commissions, the costs of the Company will only include costs directly incurred by the Company, and will not include Purchaser’s or any Affiliate of Purchaser’s G&A, R&D and other generally applicable costs, even if such costs could otherwise be allocated to the Company under U.S. GAAP.

The Purchaser shall cause the Company, consistent with the past practices of the Company (except to the extent necessary to make changes due to the acquisition of the Company by the Purchaser) to make claims under the Canada Scientific Research and Experimental Development Tax Incentive Program and the Ontario Innovation Tax Credit program in respect of product development expenses incurred by the Company in 2006 and to record such claims in its books and records and financial statements for the year ended December 31, 2006 as an increase in its future tax assets or as a receivable to the extent appropriate under U.S. GAAP. The aggregate of such amounts being referred to as the “Research and Development Credits”).

3.	Audit of 2005 Financial Statements

(a)	The audit of the Company’s 2005 revenues as required by Section 5.22 of the Agreement has been completed to the parties’ satisfaction;

(b)	the Gross Revenue Deficit is equal to $675,000;

(c)	the Deductible Amount (as defined in the Escrow Agreement) does not apply to the amount to be released from the Escrow Fund under this Agreement;

(d)	this Agreement shall constitute the notice of the Amount of the Gross Revenue Deficit required by Section 7.4(c) of the Purchase Agreement;

(e)	the Escrow Agent may rely upon this Agreement to release $ 1,000,000 from the Escrow Fund in the following manner: $675,000 shall be released from the Escrow Fund to the Purchaser and $325,000 shall be released from the Escrow Fund to the Shareholder Representative for further distribution by the Shareholder Representative to the Shareholders;

(f)	Purchaser confirms that the payment to it of $675,000 in respect of the Gross Revenue Deficit satisfies all claims it may have against the Shareholders in respect of the Gross Revenue Deficit;

(g)	Purchaser will not make any claim for a breach of the representation and warranty contained in Section 2.7 of the Purchase Agreement (“Company Financial Statements”) to the extent the claim is based on a misrepresentation of the Company’s 2005 revenues in the Year-End Financials as presented in Section 2.7 of the Disclosure Schedule. For the sake of clarity, the representation and warranty made in Section 2.7 of the Purchase Agreement shall otherwise continue in full force and effect as set forth in the Purchase Agreement and Purchaser shall have all other claims available to it thereunder; and

(h)	the Shareholder Representative confirms that the payment of $325,000 in respect of the Gross Revenue Deficit satisfies all claims against the Purchaser in respect of the Gross Revenue Deficit.

4.	Employee Bonuses

The Company agrees that for the purpose of calculating employee bonuses for the Company’s 2006 fiscal year, the amount of $1,624,972 shall be added toward the revenues/sales achievement of the Company in 2006.

5.	Other

All other terms and conditions of the Purchase Agreement to remain in full force and effect and unamended.

IN WITNESS WHEREOF, Purchaser, the Company and the Shareholder Representative have caused this Agreement to be signed, all as of the date first written above.

ACTUATE CORPORATION

By:	/s/ Pete Cittadini
Name:	Pete Cittadini
Title:	Chief Executive Officer

PERFORMANCESOFT INC.

By:	/s/ Michael Tipping
Name:	Michael Tipping
Title:	Chief Executive Officer

SHAREHOLDER REPRESENTATIVE

/s/ Michael Tipping
Michael Tipping

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